VCI Global Ltd

BO3-C-8 Menara 3A

KL Eco City, No. 3 Jalan Bangsar

59200 Kuala Lumpur

June 25, 2025

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

Re:	Request for Withdrawal
Registration Statement on Form F-3
File No. 333-287522

Ladies and Gentlemen:

On May 22, 2025, VCI Global Ltd. (the “Company”), initially filed a Registration Statement on Form F-3 (File No. 333-287522) (together with the exhibits, the “Registration Statement”) with the U.S. Securities and Exchange Commission (the “Commission”).

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), the Company hereby requests that the Commission consent to the withdrawal of the Registration Statement effective as of the date hereof. The Company is seeking withdrawal of the Registration Statement because it no longer wishes to register the proposed offering of securities on Form F-3. The Registration Statement has not been declared effective by the Commission and no securities have been issued or sold under the Registration Statement. Based on the foregoing, the Company submits that the withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by Rule 477(a).

The Company acknowledges that no refund will be made for fees paid to the Commission in connection with the filing of the Registration Statement. However, in accordance with Rule 457(p) under the Securities Act, the Company requests that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

Please direct any questions or comments regarding this correspondence to our counsel, Sichenzia Ross Ference Carmel LLP, by calling Jeffrey P. Wofford, Esq at (212) 930-9700 or email at jwofford@srfc.law. Thank you for your assistance in this matter.

Sincerely,

VCI GLOBAL LTD.

By:	/s/ Victor Hoo
Name:	Victor Hoo
Title:	Chief Executive Officer

cc:	Jeffrey P. Wofford, Esq. (Sichenzia Ross Ference Carmel LLP)